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                              April 18, 2024

       Stephen Sills
       Chief Executive Officer
       Bowhead Specialty Holdings Inc.
       1411 Broadway, Suite 3800
       New York, NY 10018

                                                        Re: Bowhead Specialty
Holdings Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 12,
2024
                                                            File No. 333-278653

       Dear Stephen Sills:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we noteotherwise, our references to prior comments are to comments in our February 21, 2024 letter.

       Registration Statement on Form S-1

       Prospectus Summary
       Who We Are, page 1

   1. We note your response to prior comment 1 and revised disclosures on pages 47 and
                                                        116 that discuss, among
other things, the new contractual terms with AmFam. However, it is unclear how these
new contractual terms compare to the current AmFam arrangement terms that have been in
place for the financial statement periods presented. Please revise your disclosures where
applicable to address the items below, or tell us where this information is already
disclosed.
                                                            Provide a more
fulsome discussion of the contractual terms and rights between you and AmFam under
your current arrangement, and quantify any related financial statement impacts
for each period presented. Discussion should include, but not be limited to: fee
terms; whether any authority parameters exist; how decisions are made; details of
any termination provisions; and whether there is a right of refusal or
 Stephen Sills
Bowhead Specialty Holdings Inc.
April 18, 2024
Page 2
           denial by either entity.
             To the extent that your new arrangement terms with AmFam differ from your prior arrangement, disclose such differences or state that none exist. Management's Discussion and Analysis of Financial Condition and Results of Operations
Premiums, page 58

2. We note your disclosures on page 58 regarding the drivers of gross written premium increase from 2022 to 2023. Please expand your disclosures to quantify the impact of each key driver and to provide some additional detail, such as clarifying the proportion of volume from existing versus new distribution partners, quantifying "strong" premium retention rates, and identifying new products and expanded offerings. Refer to Item
       303(b)(2) of Regulation S-K.
Reconciliation of Non-GAAP Financial Measures, page 59

3. We note your adjustment to exclude strategic initiative expenses incurred to set up your
       Baleen Specialty initiative. Please expand your disclosures to clarify the nature of the expenses and where they are reflected in your financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact
Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.



                                                            Sincerely,
FirstName LastNameStephen Sills
                                                            Division of
Corporation Finance
Comapany NameBowhead Specialty Holdings Inc.
                                                            Office of Finance
April 18, 2024 Page 2
cc:       Dwight S. Yoo, Esq.
FirstName LastName